Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share amounts)

	Years Ended December 31,
	2011	2010	2009
Basic
Earnings:
Net income attributable to common shareholders	$11,380	$8,922	$19,239

Shares:
Average common shares outstanding	8,423	8,681	8,364

Basic earnings per common share	$1.35	$1.03	$2.30

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$11,380	$8,922	$19,239

Shares:
Average common shares outstanding	8,423	8,681	8,364
Potentially dilutive common shares outstanding	453	570	619

Diluted average common shares outstanding	8,876	9,251	8,983

Diluted earnings per common share	$1.28	$0.96	$2.14

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2011 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2010 excluded from the denominator zero options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2009 excluded from the denominator 35,000 options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.